Exhibit 99.1

Silvercorp Declares Semi-Annual Dividend of US$0.0125 Per Share

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Nov. 9, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) today announced that its Board of Directors declared a semi-annual dividend of US$0.0125 per share to be paid to all shareholders of record at the close of business on November 24, 2023, with a payment date of the dividend scheduled on or before December 15, 2023.

The dividends are considered eligible dividends for Canadian tax purposes.

The declaration and payment of future dividends is at the discretion of the Board of Directors and any future decision to pay dividends will be based on several factors including commodity prices, market conditions, financial results, cash flows from operations, expected cash requirements and other relevant factors.

For more details, please visit the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorp.ca.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company's goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees' wellbeing and sustainable development.  For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
President

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 18:30e 09-NOV-23